UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-11331

Issuer: Ferrellgas Partners, L.P.

Exchange: New York Stock Exchange LLC

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

Address: 7500 College Blvd., Suite 1000

Overland Park, Kansas 66210

Telephone number: (913) 661-1500

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Common Units Representing Limited Partner Interests

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐            17 CFR 240.12d2-2(a)(1)

☐            17 CFR 240.12d2-2(a)(2)

☐            17 CFR 240.12d2-2(a)(3)

☐            17 CFR 240.12d2-2(a)(4)

☐            Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.(1)

☒          Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements for the Securities Exchange Act of 1934, Ferrellgas Partners, L.P. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

December 30, 2019	By	/s/ William E. Ruisinger	Chief Financial Officer
Date		Name	Title

(1) Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.